**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 8-K**

**CURRENT REPORT PURSUANT**
**TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

Date of Report:                    March 25, 2004

Date of Earliest Event Reported:          March 23, 2004

**VERDISYS, INC.**
(Exact Name of Registrant as Specified in its Charter)

| California | 333-64122 | 22-3755993 |
|:---:|:---:|:---:|
| (State of Organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

25025 I-45 North, Suite 525
The Woodlands, Texas 77380
(Address of Principal Executive Offices)

(281) 364-6999
Registrants Telephone Number

(Former Name or Address of Registrant)

**Item 5.  Other Events and Regulation FD Disclosure.**

*Verdisys, Inc. - Full text of March 23, 2004 press release follows:*

**VERDISYS DISCUSSES BUSINESS OUTLOOK AND ANNOUNCES
NEW AGREEMENTS FOR LATERAL DRILLING**

**Houston, TX – March 23, 2004** – During a conference call held today, the executive management team of Verdisys, Inc. (VDYS.PK) reviewed their ongoing business plan and announced new drilling business agreements, including letters of intent or contracts, with three new oil and gas customers. Under the terms of these agreements, Verdisys will drill multi-well projects in West Virginia for Esperada Energy Partners, the province of Alberta for CDX-Canada and in Kentucky for Maxim Energy.

"In addition to these new agreements, we are in negotiations with several other producers and expect to sign additional agreements over the next 30 days to drill in Wyoming, Texas, Louisiana and Oklahoma.  The results of these new projects should provide support for the market potential of our unique lateral drilling process," said interim CEO, Ron Robinson.

The lateral drilling business model is based upon our license to operate in North America with application to existing wells throughout the upstream industry.  The approach involves re-entering existing well bores, utilizing low cost rigs and off-the-shelf materials, and to drill laterally into the reservoir using a unique pressurized water-jet system.  This approach has a much lower economic risk than traditional oil and gas drilling operations.  As a result, a significant amount of the formation is exposed to the well bore - potentially increasing hydrocarbon production.  The primary marketing approach is to exploit this technology on a fee-for service basis.

Following a previously announced contract with Amvest Osage, Verdisys has applied the lateral drilling process to eleven wells in a coal-bed methane project located in Oklahoma.  Over 95% of the laterals attempted were successfully drilled reaching more than 300 feet out from the existing well bore casing, adding more than 12,000 additional feet of formation exposure.  These lateral drilling operations were conducted over a 15-day period and have just recently been completed.  The client is now in the process of putting the wells back into production. The companies will continue to monitor production performance from these wells to evaluate the impact from the lateral drilling process.

The lateral drilling technology that Verdisys licenses for North America is patented and the inventor owns the patents and intellectual property rights.  Last week a federal judge ruled in favor of the inventor on a challenge filed against the patents that support the license.  To Verdisys' knowledge all patents are current and there are no current challenges remaining to the underlying patents used in our lateral drilling process.

Verdisys continues to address questions raised by the SEC relating the proper recognition of revenues from lateral drilling operations supervised by prior management during the second and third quarters of 2003. As a result, the Company recently announced plans to restate revenues for the second and third quarters of 2003. Verdisys also believes that the asset purchase transaction booked in the second quarter of 2003 is subject to rescission, which will have the ultimate impact of reducing the shares outstanding by two million shares.  The Company currently has approximately $500,000 of cash on hand and plans to raise a moderate sum this year to fund future growth.

The suspension of trading imposed by the SEC is due to expire on Wednesday, March 24, 2004.  However, until certain technical listing requirements related to the suspension are met, the stock will trade under the symbol "VDYS.PK" rather than the ".OB" designation held prior to the suspension.  The Company believes this status is temporary.

**About Verdisys, Inc.**

Our mission is to substantially improve the economics of existing and evolving oil and gas operations through the application of Verdisys licensed technologies.

Verdisys, Inc. provides proprietary oil services and solutions for energy production enhancement including patented lateral drilling technologies and secure satellite communications. We focus our operations in the U.S. and Canada.

For more information or to listen to a replay of the conference call, visit www,verdisys.com.

**Safe Harbor Statement**

The statements in this release, that are not historical, are forward looking and involve known and unknown risks and uncertainties, which may cause Verdisys' actual results in future periods to be materially different from any future performance that may be suggested in this release. Such factors may include, but are not limited to: the introduction of new services, commercial acceptance and viability of new services, the need to raise equity capital, the ability to obtain equity financing on acceptable terms, if at all, working capital constraints, fluctuations in customer demand and commitments, pricing and competition, reliance upon subcontractors, the ability of Verdisys' customers to pay for our services, additional disciplinary action by the SEC together with such other risk factors as may be included in the Company's periodic filings on Form 10-KSB, 10-QSB, and other current reports.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


**VERDISYS, INC.**


Date: March 25, 2004                                          By:       \s\   Dr. Ron Robinson, CEO
                                                          Dr. Ron Robinson
                                                          Chief Executive Officer

Date: March 25, 2004                                          By:       \s\   John O'Keefe, CFO
                                                          John O'Keefe, Chief Financial Officer